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                                                                    EXHIBIT 99.8

                                 April 17, 1998



Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060



Attn: Special Transactions Committee   FAIR MARKET VALUE ESTIMATE
      Board of Directors               SWIFT ENERGY INCOME PARTNERS 1989-B, LTD.
                                       97-003-133


Gentlemen:

At your request, we have audited the proved, probable and possible reserves and future net cash flow as of December 31, 1997, prepared by Swift Energy Company ("Swift") for certain interests owned by the partners in Swift Energy Income Partners 1989-B, Ltd. This audit has been conducted according to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information approved by the Board of Directors of the Society of Petroleum Engineers on October 30, 1979. We have reviewed these properties and where we disagreed with the Swift reserve estimates, Swift revised its estimates to be in agreement.

From this audit, and in consultation with J.R. Butler and Company, our estimate of the fair market value of this partnership is $3,083,309.

Fair market value as used herein is defined as that price that a willing buyer will pay and a willing seller will accept at a given point in time, with neither the buyer nor the seller under any compulsion to buy or sell, and both having reasonable knowledge of all the material circumstances.

To estimate the fair market value attributable to the proved developed producing reserves, the 10 percent discounted future net cash flow was multiplied by a suitable factor (less than one) to account for the risk associated with the reserves, operating expenses, and prices and to approximate tax consequences. The internal rate of return and payout time were computed for this quantity and compared with those at which current acquisitions are completed. Suitable adjustments are then made to correspond to these two financial indices. Proved developed nonproducing, proved undeveloped, probable and possible reserves require capital investments and must be treated appropriately. For these cases, the capital is added to the discounted net cash flow, then multiplied by a suitable risk factor and the capital then subtracted. This has the effect that capital is spent with certainty and the operating cash income is burdened with the risk. Internal rate of return and payout time is calculated for each estimate to establish reasonableness based upon it the reserve category.


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Swift Energy Company                     -2-                      April 17, 1998


The estimated future net cash flow is that cash flow which will be realized from the sale of the estimated net reserves after deduction of royalties, ad valorem and production taxes, direct operating costs and capital expenditures, when applicable. Surface and well equipment salvage values and well plugging and field abandonment costs have not been considered in the cash flow projections. Future net cash flow as stated in this report is before the deduction of federal income tax.

The following parameters are incorporated in the economic projections referenced in this report. Initial oil prices are the existing prices on December 31, 1997, and are escalated 3.5 percent per year beginning in 1999 through the year 2012 after adjusting for transportation and gravity variances. Initial natural gas prices are those existing on December 31, 1997, and are escalated 3.5 percent per year beginning in 1999 through the year 2012 after adjusting for transportation and Btu content. Operating expenses are escalated at an annual rate of 3.5 percent until the year 2012. The actual prices that will be received and the associated costs may be more or less than those projected.

For those wells with sufficient production history, reserve estimates and rate projections are based on the extrapolation of established performance trends. Reserves for other producing and nonproducing properties have been estimated from volumetric calculations and analogy with the performance of comparable wells. The reserves referenced in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and cash flow, and all categories of reserves may be subject to revision as more performance data become available. The proved reserves are estimated in accordance with the definitions included in the Securities and Exchange Commission Regulation S-X, Rule 4-10(a) except for the price and cost escalations. The definitions are included in part as Attachment I. The probable and possible reserves conform to the definitions approved by the Society of Petroleum Engineers, Inc. The definitions are included as Attachment II.

Extent and character of ownership, oil and gas prices, production data, direct operating costs, capital expenditure estimates and other data provided by Swift have been accepted as represented. The production data available to us were through the month of October 1997, except in those instances in which data were available through December. Interim production to December 31, 1997, has been estimated. Operating expenses as supplied by Swift were not audited, but were reviewed for reasonableness. No independent well tests, property inspections or audits of operating expenses were conducted by our staff in conjunction with this study. We did not verify or determine the extent, character, obligations, status or liabilities, if any, arising from any current or possible future environmental liabilities that might be applicable.

In order to audit the reserves, costs and future cash flows referenced in this report, we have relied in part on geological, engineering and economic data furnished by our client. Although we have made a best efforts attempt to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of oil or gas or the cash flows projected will be realized. The reserve and cash flow projections referenced in this report may require revision as additional data become available.


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Swift Energy Company                     -3-                      April 17, 1998

H.J. Gruy and Associates, Inc. is unrelated to Swift and has no interest in the properties included in this report. In particular:

         1. We do not own a financial interest in Swift or its oil and gas properties.

         2.     Our fee is not contingent on the outcome of our work or report.

         3. We have not performed other services for or have any other relationship with Swift that would affect our independence.

         4. No instructions were given and no limitations were imposed by Swift on the scope or methodology to be used by us in preparing such estimates; we did not accept or incorporate any assumptions from Swift, but merely called upon Swift to the extent customary in the oil and gas industry to gather and provide certain background information which we determined to be relevant and appropriate; we determined what information to use; and how and to what extent such information should be relied upon, in estimating the fair market values shown above.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based.

Any distribution or publication of this report or any part thereof must include this letter in its entirety.

                                        Yours very truly,

                                        H.J. GRUY AND ASSOCIATES, INC.



                                        /s/ JAMES H. HARTSOCK
                                        James H. Hartsock, Ph.D., P.E.
                                        Executive Vice President



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